

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3010

September 11, 2015

Via E-Mail
David DiStaso
Chief Financial Officer
iStar, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

> **Re:** **iStar, Inc.**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 0001-15371**

Dear Mr. DiStaso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1. We note your disclosure that you generated approximately $1.1 billion of proceeds from loan repayments and asset sales within your portfolio during the year ended December 31, 2014. We further note that this amount is inclusive of amounts generated from consolidated and equity method investments. Please clarify for us whether this amount includes the total cash proceeds generated by equity method investments or your pro rata share.

Item 8. Financial Statements and Supplemental Data
Note 6 – Other investments

Real Estate Equity Investments, page 69

2. Please tell us the following with respect to the unconsolidated entity you formed with a sovereign wealth fund during the year ended December 31, 2014

- Explain to us how you determined the entity did not meet the definition of a VIE in accordance with ASC Topic 810-10-15-14. Your response should include, but not be limited to, an explanation of how you considered your promote and management fee when evaluating the criteria under ASC Topic 810-10-15-14c.
- Please provide us a summary of the substantive participating rights of your partner. Your response should include a description of how any disputes that arise between you and your partner are resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F Telewicz Jr.

Robert F Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities